SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE

13d-2(a)

(Amendment No.1)*

Cinram International Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

17252T105

(CUSIP Number)

Karl Wachter, Esq.

1 American Lane

Greenwich, Connecticut 06831

Tel: (203) 422-3340

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

April 21, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Amaranth LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0
8.	SHARED VOTING POWER

5,500,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%

14.	TYPE OF REPORTING PERSON*

CO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Amaranth Global Equities Master Fund Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON*
CO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Amaranth Advisors L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,500,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%

14.	TYPE OF REPORTING PERSON*

IA

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Nicholas M. Maounis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,500,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%

14.	TYPE OF REPORTING PERSON

IN, HC

This statement is filed with respect to the shares of common stock, having no par value (the “Common Stock”) of Cinram International Inc. (the “Issuer”) beneficially owned by Amaranth LLC and Amaranth Global Equities Master Fund Limited, both Cayman Islands exempted companies, Amaranth Advisors L.L.C. and Nicholas M. Maounis (collectively, the “Reporting Persons”) as of April 28, 2006 and amends and supplements the Schedule 13D filed April 10, 2006, as previously amended (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 2.	Identity and Background.

(a)-(c) and (f) The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:

-	Amaranth LLC, a Cayman Islands exempted company (“Amaranth”).
-	Amaranth Global Equities Master Fund Limited, a Cayman Islands exempted company (“Global”).
-	Amaranth Advisors L.L.C., a Delaware limited liability company.
-	Nicholas M. Maounis, an individual and a citizen of the United States (“Maounis”).

Amaranth Advisors L.L.C. is the trading advisor for each of Amaranth and Global and has been granted investment discretion over portfolio investments, including the Common Stock held by each of them, which discretion includes the power to direct the voting and disposition of those investments. Amaranth Advisors (Canada) ULC, (“AAC”), a wholly-owned subsidiary of Amaranth Advisors L.L.C., is a Nova Scotia unlimited liability company that provides investment management services to Amaranth and Global with respect to the Common Stock held by each of them. Maounis is the managing member of Amaranth Advisors L.L.C. and may, by virtue of his position as managing member, be deemed to have power to direct the vote and disposition of the Common Stock held for each of Amaranth and Global.

The business address of Amaranth and Global is c/o Dundee Leeds Management Services (Cayman) Ltd., 2nd Floor, Waterfront Centre, 28 N. Church Street, Georgetown, Grand Cayman Islands, British West Indies.

The business address of Amaranth Advisors L.L.C. and Mr. Maounis is One American Lane, Greenwich, Connecticut 06831.

The business address of AAC is Suite 2830, TD Canada Trust Tower, 161 Bay Street, PO Box 216, Toronto, Ontario M5J 2S1.

The principal business of Amaranth and Global is that of a private investment fund engaged in the purchase and sale of securities for its own account.

The principal business of Amaranth Advisors L.L.C. is serving as the trading advisor for Amaranth, Global and other private investment funds.

The principal business of AAC is providing investment management services.

The principal business of Mr. Maounis is serving as the managing member of Amaranth Advisors L.L.C.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The source and amount of funds used by Amaranth in making its purchases of the shares of Common Stock beneficially owned by the Reporting Persons are set forth below:

SOURCE OF FUNDS	AMOUNT OF FUNDS
Working Capital	CAD $134,739,904

ITEM 4.	Purpose of Transaction.

Amaranth and Global announced that they have restructured their interests in the Common Stock of the Issuer through the transactions described below (the “Transactions”).

First, Amaranth entered into two separate derivative transactions, each with a counterparty financial institution, through which Amaranth gained economic exposure to the price of the Common Stock in respect of, in aggregate, 4,586,200 shares, representing in aggregate approximately 8.0% of the outstanding Common Stock. Concurrently, Amaranth disposed of the same number of shares of Common Stock to Canadian entities unaffiliated with Amaranth.

Second, Amaranth sold 4,898,300 shares, representing approximately 8.5% of the outstanding Common Stock, to Amaranth Canada Trust (the “Trust”) a Canadian resident trust whose sole beneficiary is a Canadian resident wholly-owned subsidiary of Amaranth. The sole trustee of the Trust is an employee of AAC, which provides investment management services to the Trust with respect to the Common Stock held by the Trust.

Third, Global entered into a derivative transaction with a wholly-owned subsidiary of Amaranth, through which Global gained economic exposure to the price of, and all distributions payable in respect of, 601,700 shares, representing in aggregate approximately 1.0% of the outstanding Common Stock. Concurrently, Global disposed of the same number of shares of Common Stock to the Trust.

The Transactions were effected to assist the Issuer in complying with one of the conditions precedent to its proposed income trust conversion. That condition requires that non-residents of Canada not own more than 40% of the Issuer following its conversion into an income trust. While Amaranth and Global are both non-residents of Canada, the Trust and the beneficiary of the Trust are both resident in Canada.

Amaranth indirectly holds securities of the Issuer for investment purposes, with a view to maximizing the value of their investment, and may seek to influence decisions of management and of the directors of the Issuer, including by seeking representation as a trustee of the Cinram International Income Fund and as a director of the operating company following successful completion of the proposed income trust conversion of the Issuer. At the present time, neither Amaranth nor Global intends to acquire control over the business of the Issuer or to acquire 20% or more of any class of the outstanding voting or equity securities of the Issuer. Each of Amaranth and Global may from time to time, subject to market conditions and other relevant factors, make additional investments in or dispositions of securities of the Issuer in the future, including additional purchases or sales of common shares of the Issuer.

Amaranth and Global reserve the right to further discuss and/or meet with management and other shareholders and/or formulate plans or proposals regarding the Issuer or its securities.

The other Reporting Persons’ purposes and intentions are consistent with those of Amaranth and Global.

ITEM 5.	Interest in Securities of the Issuer.

(a) As a result of these transactions, Amaranth no longer directly owns any shares of Common Stock and indirectly owns, through the Trust, 5,500,000 shares of Common Stock, representing approximately 9.6% of the outstanding shares. The shares are held by the Trust, whose sole beneficiary is a Canadian resident wholly-owned subsidiary of Amaranth. Global no longer owns, directly or indirectly, any shares of Common Stock.

For the purposes of Section 13(d) of the Act, Amaranth Advisors L.L.C. may be deemed to beneficially own the shares of Common Stock held by the Trust as a result of being the Trading Advisor of Amaranth and Global and being the wholly-owning parent of AAC, which provides investment management services to the Trust with respect to the Common Stock held by the Trust.

For the purposes of Section 13(d) of the Act, Mr. Maounis may be deemed to beneficially own the shares of Common Stock held by Amaranth as a result of being the managing member of Amaranth Advisors L.L.C.

For the purposes of Section 13(d) of the Act, collectively, the Reporting Persons may be deemed to beneficially own 5,500,000 shares of Common Stock, which represent 9.6% of the shares of Common Stock outstanding.

The above ownership percentages were calculated based on the 57,305,960 shares of Common Stock outstanding as of March 30, 2006 according to the Issuer’s 6-K filed on April 4, 2006.

(b) For the purposes of Section 13(d) of the Act, Mr. Maounis, Amaranth Advisors L.L.C. and Amaranth may be deemed to have shared power, with the Trust, to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by the Trust.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the 60 days preceding the date hereof is set forth in Schedule 1.

(d) Shareholders of Amaranth indirectly participate in the receipt of dividends from, and proceeds from the sale of, the Common Stock held for the account of the Trust.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Refer to Items 3 and 4.

ITEM 7.	Material to be Filed as Exhibits.

Please see Joint Filing Agreement Previously filed.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: April 28, 2006

AMARANTH LLC,
by Amaranth Advisors L.L.C., as Trading Advisor

By: /s/ Nicholas M. Maounis
Nicholas M. Maounis, Managing Member

AMARANTH GLOBAL EQUITIES MASTER FUND LIMITED,
by Amaranth Advisors L.L.C., as Trading Advisor

By: /s/ Nicholas M. Maounis
Nicholas M. Maounis, Managing Member

AMARANTH ADVISORS L.L.C.

By: /s/ Nicholas M. Maounis
Nicholas M. Maounis, Managing Member

NICHOLAS M. MAOUNIS

/s/ Nicholas M. Maounis
Nicholas M. Maounis

SCHEDULE 1

Transactions in Common Stock of the Issuer in the last 60 days

Date of Transaction	Reporting Persons	Number of Shares Purchased	Number of Shares Sold	Price per Share CAD$
3/3/06	Amaranth	128,200		$28.00
3/3/06	Amaranth	249,200		27.72
3/3/06	Amaranth	380,000		27.85
3/8/06	Amaranth	75,500		28.25
3/10/06	Amaranth	24,600		28.05
3/22/06	Amaranth	80,000		27.61
3/28/06	Amaranth	800		27.75
3/29/06	Amaranth	12,700		28.50
3/29/06	Amaranth	120,500		28.48
3/31/06	Amaranth	2,200		28.20
3/31/06	Amaranth	319,700		28.55
4/21/06	Amaranth		2,086,200	29.00
4/21/06	Amaranth		*2,500,000	29.00
4/25/06	Amaranth	**601,700		28.40
4/25/06	Amaranth	***4,898,300	***4,898,300	28.40
3/3/06	Global	6,800		28.00
3/3/06	Global	13,100		27.72
3/3/06	Global	20,000		27.85
3/8/06	Global	18,900		28.25
3/10/06	Global	1,300		28.05
3/22/06	Global	20,000		27.61
3/28/06	Global	200		27.75
3/29/06	Global	800		28.50
3/29/06	Global	3,100		28.48
3/31/06	Global	600		28.20
3/31/06	Global	16,800		28.55
4/25/06	Global		**601,700	28.40

Total		2,056,500	5,187,900

* Transaction was executed over-the-counter.
** Represents shares sold from Global to Trust.
*** Represents shares sold from Amaranth to Trust.
All other transactions listed above were executed on the Toronto Stock Exchange.